SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                  SCHEDULE 13D
                               (Amendment No. 4)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Atwood Oceanics, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   050095 10 8
                              ---------------------
                                 (CUSIP Number)

                                Steven R. Mackey
                   Vice President, Secretary & General Counsel
                             Helmerich & Payne, Inc.
                      1437 South Boulder Avenue, Suite 1400
                              Tulsa, Oklahoma 74119
                                  (918)742-5531
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2004
                              ---------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 050095 10 8                    13D          Page   2    of  12   Pages
          -----------                                      ------    -----
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1    NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

          Helmerich & Payne, Inc.

--------------------------------------------------------------------------------


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------

3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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  NUMBER OF               7       SOLE VOTING POWER
    SHARES                        3,000,000
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY               8       SHARED VOTING POWER
     EACH                         None
  REPORTING          -----------------------------------------------------------
    PERSON                9       SOLE DISPOSITIVE POWER
     WITH                         3,000,000
                     -----------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  None

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.6%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

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CUSIP No. 050095 10 8                    13D          Page   3    of  12   Pages
          -----------                                      ------    -----
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Helmerich & Payne International Drilling Co.

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------

  NUMBER OF               7       SOLE VOTING POWER
    SHARES                        3,000,000
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY               8       SHARED VOTING POWER
     EACH                         None
  REPORTING          -----------------------------------------------------------
    PERSON                9       SOLE DISPOSITIVE POWER
     WITH                         3,000,000
                     -----------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  None

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.6%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

          This Amendment No. 4 (this "Amendment") amends and restates, in its entirety, the Schedule 13D dated July 7, 1977, as amended by amendments dated August 31, 1977, September 23, 1977 and March 13, 1980.

Item 1.   Security and Issuer.
          -------------------

          This Amendment relates to shares of common stock, par value $1.00 per share (the "Shares"), of Atwood Oceanics, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 15835 Park Ten Place Drive, Houston, Texas 77084.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c) and (f). This Amendment is being filed by Helmerich & Payne, Inc., a Delaware corporation ("H&P"), and Helmerich & Payne International Drilling Co., a Delaware corporation ("H&P Drilling" and together with H&P, the "Reporting Persons"). H&P Drilling is a direct, wholly-owned subsidiary of H&P. The principal business of H&P and its subsidiaries is contract drilling of oil and gas wells for other persons. The principal business address of both Reporting Persons is 1437 South Boulder Avenue, Tulsa, Oklahoma 74119.

          Certain information pertaining to each executive officer and director of (i) H&P is set forth in Annex A hereto and incorporated herein by reference and (ii) H&P Drilling is set forth in Annex B hereto and incorporated herein by reference.

          (d). During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e). During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          H&P and H&P Drilling acquired 1,640,248 Shares and 1,359,752 Shares, respectively, in various transactions, including original issuances from the Company, private sales, open market purchases and stock splits, beginning in 1970. The source of all funds used in acquiring such Shares was the working capital of the Reporting Persons. No part of the purchase price of any of the Shares acquired by the Reporting Persons is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring,


                                  Page 4 of 12 Pages
holding or trading the Shares. On September 6, 2002, H&P assigned all of the shares then held by it to H&P Drilling. As a result of such assignment, H&P Drilling is the direct, beneficial owner of an aggregate of 3,000,000 Shares and H&P, through its control of H&P Drilling, is the indirect, beneficial owner of such Shares. The Reporting Persons' cost basis in such Shares is approximately $11,000,000.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons acquired the Shares reported herein for investment purposes.

          Pursuant to a Shareholder's Agreement and Registration Rights Agreement, dated as of July 19, 2004 (the "Registration Rights Agreement"), entered into by and between the Company and H&P Drilling, a copy of which is attached as Exhibit 1.1 hereto and is incorporated herein by reference, the Company agreed to, as soon as reasonably practicable, file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the sale, from time-to-time, of up to 3,000,000 Shares issued to H&P Drilling. The Company filed the Registration Statement on Form S-3 with the SEC on July 21, 2004.

          Consistent with their pursuit of a strategy of focusing on their core drilling business, the Reporting Persons intend to evaluate their entire investment portfolio, including the Shares, and their cash requirements on a continuous basis and expect that they may seek to dispose of all or a portion of the Shares not sold in the Simultaneous Public Offering when and as necessary, from time-to-time, to fund their corporate needs. Any such disposition will depend upon market conditions, the Reporting Persons' funding needs and other factors that the Reporting Persons may deem material to their investment decisions. Other than as set forth in this Amendment, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons has any plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D. As set forth in the Registration Rights Agreement, H&P Drilling, subject to the terms and conditions set forth in the Registration Rights Agreement, may offer to sell up to 1,000,000 of the Shares owned by it concurrently with a public offering of up to 1,000,000 Shares by the Company (a "Simultaneous Public Offering").

          Upon effectiveness of the Registration Statement and subject to market conditions and certain transfer restrictions set forth in the Registration Rights Agreement and described in Item 6 hereof, the Reporting Persons may, from time-to-time, sell all or part of the Shares covered by the Registration Statement on terms determined at the time such Shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, through dealers or other persons acting as agents, through other methods described in the Registration Statement, as the same may be amended or supplemented, through any other method permitted by law or through a combination of such methods. The distribution of such Shares may be effected from time-to-time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.


                                  Page 5 of 12 Pages

          This Amendment is not an offer to sell or the solicitation of an offer to buy any Shares. No such offer, solicitation or sale will be made by the Reporting Persons except in compliance with applicable securities laws.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) and (b). The Reporting Persons currently have beneficial ownership of 3,000,000 Shares. This amount constitutes approximately 21.6% of the outstanding Shares, based upon a total of 13,864,201 Shares currently outstanding. The number of Shares outstanding is based on the number of Shares outstanding as of June 30, 2004, as disclosed in the Registration Statement. Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by the Reporting Persons.

          Hans Helmerich, who is (i) a Director, President and Chief Executive Officer of H&P, (ii) a Director, Executive Vice President and Chief Executive Officer of H&P Drilling and (iii) a Director of the Company, beneficially owns 2,000 Shares, all of which may be acquired upon the exercise of options which are currently exercisable. To the best knowledge of each Reporting Person, Mr. Hans Helmerich has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by him.

          W. H. Helmerich, III, who is (i) Chairman of H&P and (ii) a former Director of the Company, beneficially owns 1,500 Shares, all of which may be acquired upon the exercise of options which are currently exercisable. To the best knowledge of each Reporting Person, Mr. W. H. Helmerich has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by him.

          George S. Dotson, who is (i) a Director and Vice President, Drilling of H&P, (ii) a Director, President and Chief Operating Officer of H&P Drilling and (iii) a Director of the Company, beneficially owns 2,000 Shares, all of which may be acquired upon the exercise of options which are currently exercisable. To the best knowledge of each Reporting Person, Mr. Dotson has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares beneficially owned by him.

          The number of Shares owned by Messrs. Helmerich and Dotson, both individually and in the aggregate, represent less than 1% of the outstanding Shares of the Company. The Reporting Persons disclaim beneficial ownership of all such Shares.

          To the best knowledge of each Reporting Person, except as set forth above, none of the executive officers or directors of either of the Reporting Persons beneficially own any Shares.

          (c) Neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of either of the Reporting Persons have engaged in any transaction in Shares during the past 60 days.


                                  Page 6 of 12 Pages

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Pursuant to the Registration Rights Agreement, the Company agreed to file the Registration Statement, as soon as reasonably practicable. As set forth in the Registration Rights Agreement, H&P Drilling, subject to the terms and conditions set forth in the Registration Rights Agreement, may offer to sell up to 1,000,000 of the Shares owned by it in a Simultaneous Public Offering. The Registration Rights Agreement provides that the Reporting Persons may not, without the consent of the managing underwriter, sell, offer to sell, grant any option for the sale of, pledge or otherwise dispose of any of the Shares (other than as part of a Simultaneous Public Offering) for a period that began on the date of the Registration Rights Agreement and that ends 180 days after the completion of the Simultaneous Public Offering. If a Simultaneous Public Offering is not effected, then such transfer restriction would instead apply during the period beginning seven days prior to and ending 90 days after the underwritten public offering of equity securities by the Company. The foregoing discussion is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference.

          Hans Helmerich and George S. Dotson are each currently Directors of the Company. W. H. Helmerich, III is a former Director of the Company. Messrs. Helmerich and Dotson have each received options to acquire Shares pursuant to the Company's Stock Incentive Plan. Generally, each option has a ten year term and 25% of the total number of options granted became or are to become exercisable at the end of one year, two years, three years and four years, respectively, from the date of grant.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1.1 Shareholder's Agreement and Registration Rights Agreement, dated July 19, 2004, between Atwood Oceanics, Inc. and Helmerich & Payne International Drilling Co.



                                  Page 7 of 12 Pages

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: July 21, 2004


                                   HELMERICH & PAYNE, INC.


                                   By: /s/ Steven R. Mackey
                                       --------------------------
                                   Name:    Steven R. Mackey
                                   Title:   Vice President




                                   HELMERICH & PAYNE INTERNATIONAL
                                   DRILLING CO.



                                   By: /s/ Steven R. Mackey
                                       --------------------------
                                   Name:    Steven R. Mackey
                                   Title:   Vice President




                                  Page 8 of 12 Pages

                                     Annex A

           Information Concerning the Directors and Executive Officers
           -----------------------------------------------------------
                           of Helmerich & Payne, Inc.
                           --------------------------

          Set forth below are the name, current business address, and the present principal occupation or employment of each director and executive officer of Helmerich & Payne, Inc. Each such person is a citizen of the United States.

Name and Current                     Present Principal Occupation
Business or Residence Address        or Employment
-----------------------------        ----------------------------

William L. Armstrong                 Chairman of Cherry Creek
Cherry Creek Mortgage Company        Mortgage Company
1625 Broadway
Suite 780
Denver, CO 80202

Glenn A. Cox                         Retired
401 SE Dewey, Suite 318
Bartlesville, OK 74003

George S. Dotson                     Vice President, Drilling of Helmerich &
Helmerich & Payne, Inc.              Payne, Inc. and President and Chief
1437 South Boulder Ave., Suite 1400  Operating Officer of Helmerich & Payne
Tulsa, OK 74119-3623                 International Drilling Co.

Douglas E. Fears                     Vice President and Chief Financial
Helmerich & Payne, Inc.              Officer of Helmerich & Payne, Inc.
1437 South Boulder Ave., Suite 1400  and Vice President and Treasurer of
Tulsa, OK 74119-3623                 Helmerich & Payne International
                                     Drilling Co.

Hans Helmerich                       President and Chief Executive Officer of
Helmerich & Payne, Inc.              Helmerich & Payne, Inc. and Executive
1437 South Boulder Ave., Suite 1400  Vice President and Chief Executive Officer
Tulsa, OK 74119-3623                 of Helmerich & Payne International Drilling
                                     Co.

W. H. Helmerich, III                 Chairman of Helmerich & Payne, Inc.
Helmerich & Payne, Inc.
1437 South Boulder Ave., Suite 1400
Tulsa, OK 74119-3623

Steven R. Mackey                     Vice President, General Counsel and
Helmerich & Payne, Inc.              Secretary of Helmerich & Payne, Inc.
1437 South Boulder Ave., Suite 1400  Vice President and Secretary of Helmerich
Tulsa, OK 74119-362                  & Payne International Drilling Co.



                                  Page 9 of 12 Pages

Paula Marshall-Chapman               Chief Executive Officer of The Bama
The Bama Companies, Inc.             Companies, Inc.
P.O. Box 4829
Tulsa, OK 74159

L.F. Rooney, III                     Chairman and Chief Executive Officer of
Rooney Holdings, Inc.                Rooney Holdings, Inc.
5601 S. 122nd East Avenue
Tulsa, OK 74146

Edward B. Rust, Jr.                  Chairman and Chief Executive Officer of
State Farm Insurance Companies       State Farm Insurance Companies
One State Farm Plaza
Bloomington, IL 61710

John D. Zeglis                       Chairman and Chief Executive Officer of
AT&T Wireless Services, Inc.         AT&T Wireless Services, Inc.
150 Mt. Airy Road
Basking Ridge, NJ 07920


                                  Page 10 of 12 Pages

                                     Annex B

           Information Concerning the Directors and Executive Officers
           -----------------------------------------------------------
                 of Helmerich & Payne International Drilling Co.
                 -----------------------------------------------

          Set forth below are the name, current business address, and the present principal occupation or employment of each director and executive officer of Helmerich & Payne International Drilling Co. Each such person is a citizen of the United States.

Name and Current                     Present Principal Occupation
Business Address                     or Employment
----------------                     -----------------------------

George S. Dotson                     Vice President, Drilling of Helmerich &
Helmerich & Payne, Inc.              Payne, Inc. and President and Chief
1437 South Boulder Ave., Suite 1400  Operating Officer of Helmerich & Payne
Tulsa, OK 74119-3623                 International Drilling Co.

Douglas E. Fears                     Vice President and Chief Financial
Helmerich & Payne, Inc.              Officer of Helmerich & Payne, Inc.
1437 South Boulder Ave., Suite 1400  and Vice President and Treasurer of
Tulsa, OK 74119-3623                 Helmerich & Payne International
                                     Drilling Co.

Hans Helmerich                       President and Chief Executive Officer of
Helmerich & Payne, Inc.              Helmerich & Payne, Inc. and Executive
1437 South Boulder Ave., Suite 1400  Vice President and Chief Executive Officer
Tulsa, OK 74119-3623                 of Helmerich & Payne International Drilling
                                     Co.

Steven R. Mackey                     Vice President, General Counsel and
Helmerich & Payne, Inc.              Secretary of Helmerich & Payne, Inc.
1437 South Boulder Ave., Suite 1400  Vice President and Secretary of Helmerich
Tulsa, OK 74119-362                  & Payne International Drilling Co.


                                  Page 11 of 12 Pages

                                  EXHIBIT INDEX

Exhibit
-------

Exhibit 1.1 Shareholder's Agreement and Registration Rights Agreement, dated July 19, 2004, between Atwood Oceanics, Inc. and Helmerich & Payne International Drilling Co.







                                  Page 12 of 12 Pages